

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 13, 2017

Rayna Austin
Chief Financial & Accounting Officer
RC-1, Inc.
110 Sunrise Center Drive
Thomasville, NC 27360

  Re: RC-1, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed April 6, 2017
    File No. 333-210960

Dear Ms. Austin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief
        Office of Transportation and Leisure